                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of 19 March, 2009

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	19th March 2009

ALLIED IRISH BANKS PLC FILES 2008 FORM 20-F

Allied Irish Banks, p.l.c. (“AIB”) [NYSE:AIB] filed its Annual Report on Form 20-F for the year ended 31 December 2008 with the U.S. Securities and Exchange Commission on Wednesday, 18 March, 2009.

The Form 20-F is available on the Investor Relations section of the Company’s website at www.aibgroup.com .

Shareholders who wish to receive a hard copy of the Form 20-F should make a request to The Company Secretary, Allied Irish Banks, p.l.c., Bankcentre, Ballsbridge, Dublin 4, Ireland. Hard copies of the 2008 Annual Report & Accounts, incorporating the 2008 Form 20-F, will be available from early April 2009 and will be mailed free of charge thereafter.

- Ends-

For further information please contact:

David O’Callaghan,

Assistant Secretary,

Allied Irish Banks, p.l.c.,

Bankcentre,

Ballsbridge,

Dublin 4.

Tel: +353 1 641 4672

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date  19 March, 2009

                                                        By: ___________________
                                     John O'Donnell
                                                   Group Director, Finance,
                                                              Risk and Enterprise Technology
                                                   Allied Irish Banks, p.l.c.